Exhibit 12.1

Electronics For Imaging, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios of earnings to fixed charges)

	Years Ended December 31,
	2002	2003	2004	2005	2006	Six Months Ended June 30, 2007
Income (loss) from continuing operations before income taxes	$13,783	$34,776	$21,311	$(4,469)	$41,531	$10,249
Fixed charges:
Interest expense (including capitalized interest)	22	2,886	5,632	5,010	5,028	2,500
Interest relating to rental expense (1)	2,856	2,141	2,584	4,079	5,790	3,133

Total fixed charges	2,878	5,027	8,216	9,089	10,818	5,633

Earnings available for fixed charges	$16,661	$39,803	$29,527	$4,620	$52,349	$15,882

Ratio of earnings to fixed charges	5.79	7.92	3.59	0.51	4.84	2.82

(1)	The representative interest portion of rental expense was deemed to be one- third of all rental expense, except for the rental expense related to the off-balance sheet financing leases, as described in the footnotes to the financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2006 which was deemed to be all interest.